AMENDMENT TO SUBADVISORY AGREEMENT
MFC Global Investment Management (U.S.A.) Limited
     AMENDMENT made as of this 29th day of April 2005 to the Subadvisory Agreement dated May 1, 2003 (the “Agreement”), between John Hancock Investment Management Services, LLC (formerly, Manufacturers Securities Services, LLC), a Delaware limited partnership (the “Adviser”), and MFC Global Investment Management (U.S.A.) Limited, a Canadian corporation (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1. CHANGE IN APPENDIX A
     Appendix A of the Agreement, “Compensation of Subadviser,” is hereby amended:
     a. to add the following portfolios:
Money Market Trust B
500 Index Trust B
     b. to change the subadvisory fee for the following portfolios:
     Quantitative Value Trust
2. ADDITION OF NEW SECTION
     CONFIDENTIALITY OF TRUST PORTFOLIO HOLDINGS
     The Subadviser agrees to treat Trust portfolio holdings as confidential information in accordance with the Trust’s “Policy Regarding Disclosure of Portfolio Holdings,” as such policy may be amended from time to time, and to prohibit its employees from trading on any such confidential information.
3. EFECTIVE DATE
     This Amendment shall become effective on the later to occur of: (i) approval of the Amendment by the Board of Trustees of Manufacturers Investment Trust and (ii) execution of the Amendment.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.
John Hancock Investment Management Services, LLC
By: John Hancock Life Insurance Company (U.S.A.), its managing member

By:	/s/James D. Gallagher
MFC Global Investment Management (U.S.A.) Limited

By:	/s/Gordon R. Pansegrau General Counsel

APPENDIX A
     The Subadviser shall serve as investment subadviser for the following portfolios of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee computed separately for each such Portfolio at an annual rate as follows (the “Subadviser Percentage Fee”):
1. Quantitative Value Portfolio: of the first $500 million, between $500 million and $1 billion and on the excess over $1 billion of the average daily value of the net assets of the Portfolio.
2. 500 Index Trust B: of the first $500 million, on the excess over $500 million of the current value of the net assets of the Portfolio.
3. Money Market Trust B: of the first $500 million and on the excess over $500 million of the current value of the net assets of the Portfolio.
     The Subadviser Percentage Fee for each Portfolio shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the Portfolio as determined in accordance with the Trust’s prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.
     If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.